SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Alliance HealthCare Services, Inc.

(NAME OF THE ISSUER)

Alliance HealthCare Services, Inc.

Tahoe Investment Group Co., Ltd.

THAIHOT Investment (Hong Kong) Company Limited

THAIHOT Investment Company Limited

THAIHOT Investment Company US Limited

Qisen Huang

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

018606 301

(CUSIP Number of Class of Securities)

Alliance HealthCare Services, Inc. Attn: Richard W. Johns 18201 Von Karman Avenue, Suite 600 Irvine, CA 92612 (949) 242-5300

Qisen Huang

Tahoe Investment Group Co., Ltd.

THAIHOT Investment (Hong Kong) Company Limited

THAIHOT Investment Company Limited

THAIHOT Investment Company US Limited

Attention: Mr. Qisen Huang

No. 43 Hudong Road

Olympic Building,

Fuzhou City

Fujian Province, China 350003

+86-591-87591719

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Charles K. Ruck

Joshua M. Dubofsky

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

Mark D. Peterson

John C. Raney

O’Melveny & Myers LLP

610 Newport Center Drive, 17th Floor

Newport Beach, CA 92660

(949) 823-6971

Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing, 100004 People’s Republic of China +86-591-87591719

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*

$74,089,843	$8,587.01

*	In accordance with Exchange Act Rule 0-11(c) and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, the filing fee of $8,857.01 was determined by multiplying 0.0001159 by the aggregate Merger Consideration of $74,089,843. The aggregate Merger Consideration was calculated based on the sum of (i) 5,293,355 outstanding shares of Common Stock as of May 7, 2017 to be acquired pursuant to the Merger multiplied by the $13.25 per share Merger Consideration, (ii) 141,644 shares of Common Stock subject to restricted stock units as of March 31, 2017 multiplied by the $13.25 per share Merger Consideration and (iii) 339,233 shares of Common Stock subject to outstanding options as of March 31, 2017 multiplied by $6.12 per share, representing the $13.25 per share Merger Consideration less $7.13 per share weighted average exercise price of the outstanding options.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,587.01	Filing Party: Alliance HealthCare Services, Inc.

Form or Registration No.: Schedule 14A	Date Filed: May 22, 2017

Introduction

This Amendment No. 3 to Rule 13E-3 Transaction Statement, together with the exhibits hereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) as a final amendment pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Alliance HealthCare Services, Inc., a Delaware corporation (the “Company”), and the issuer of the shares of common stock, par value $0.01 per share (the “Common Stock”) that are subject to the Rule 13e-3 transaction; (ii) Tahoe Investment Group Co., Ltd., an entity organized under the laws of the People’s Republic of China (“Tahoe”); (iii) THAIHOT Investment (Hong Kong) Company Limited, an entity organized under the laws of Hong Kong; (iv) THAIHOT Investment Company Limited, an exempted company incorporated under the laws of the Cayman Islands and indirect wholly-owned subsidiary of Tahoe (“THAIHOT”); (v) THAIHOT Investment Company US Limited, a Delaware corporation and indirect wholly-owned subsidiary of Tahoe (“Parent”); and (vi) Qisen Huang. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.” Pursuant to the merger (as defined below), Alliance Healthcare Services Merger Sub Limited, a Delaware corporation and wholly owned subsidiary of Parent (“Sub” and, together with Tahoe, THAIHOT and Parent, the “Purchaser Parties”); ceased to exist, and therefore, is no longer a filing person.

This Transaction Statement relates to the Agreement and Plan of Merger, dated April 10, 2017 (the “Merger Agreement”) among the Company and the Purchaser Parties, providing that Sub will be merged with and into the Company and each share of Common Stock outstanding at the effective time of the merger (other than certain shares as set forth in the Merger Agreement) will be cancelled and converted into the right to receive $13.25 in cash per share, without interest and less any applicable withholding taxes (the “Merger”).

On July 14, 2017, the Company filed with the SEC a definitive proxy statement (the “Definitive Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Board of Directors of the Company solicited proxies from the stockholders of the Company in connection with the Merger. The information set forth in the Definitive Proxy Statement, including all annexes thereto and information incorporated therein, is hereby incorporated herein by reference, and the responses to each such item in this Transaction Statement are qualified in its entirety by the information contained in the Definitive Proxy Statement and the annexes thereto.

This final amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in this Transaction Statement, as amended to date.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement, as amended to date, was supplied by the Company. Similarly, all information concerning each filing person contained in, or incorporated by reference into, this Transaction Statement, as amended to date, was supplied by such filing person.

Item 15.	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On August 15, 2017, at an annual meeting of stockholders (the “Annual Meeting”), the Company’s stockholders voted to (i) approve the proposal to adopt the Merger Agreement by the affirmative vote of the holders of (a) a majority of the aggregate voting power of the issued and outstanding shares of Common Stock and (b) a majority of the outstanding shares of Common Stock not beneficially owned by the Purchaser Parties, any affiliate of the Purchaser Parties or any officer of the Company (determined in accordance with Section 16(a) of the Exchange Act), (ii) approve the proposal to approve, on a non-binding, advisory basis, the merger-related compensation of the Company’s named executive officers, and (iii) approve the other proposals submitted at the Annual Meeting in accordance with the recommendations of the Board of Directors of the Company.

On August 21, 2017, the Company filed the certificate of merger with the Secretary of State of the State of Delaware, pursuant to which Sub was merged with and into the Company, with the Company as the surviving corporation. As a result of the Merger, the Company became a wholly-owned subsidiary of Parent. At the effective time of the Merger, each share of Common Stock outstanding (other than certain shares as set forth in the Merger Agreement) was converted into the right to receive the merger consideration of $13.25 in cash, without interest and less any applicable withholding taxes.

As a result of the Merger, the Common Stock has ceased to trade on the NASDAQ Global Market (“NASDAQ”) prior the open of trading on August 21, 2017 and became eligible for delisting from NASDAQ and termination of registration under the Exchange Act. The Company has requested that NASDAQ file with the SEC a Notification of Removal from Listing on Form 25 with respect to the delisting of the Common Stock from NASDAQ. The Company intends to file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the Common Stock and suspend the Company’s reporting obligations under the Exchange Act.

In addition, on August 21, 2017, the Company issued a press release announcing the consummation of the Merger and such press release is filed as Exhibit (a)(7) hereto.

Item 16.	Exhibits

(a) (1) Definitive Proxy Statement of Alliance HealthCare Services, Inc. (incorporated herein by reference to the Schedule 14A filed on July 14, 2017 with the Securities and Exchange Commission (the “Proxy Statement”)).

(a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3) Letter to the Company Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (4) Notice of Annual Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (5) Press Release dated April 11, 2017 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed April 11, 2017 and incorporated herein by reference).

(a) (6) Letter to Company Employees, dated April 11, 2011 (filed on the Company’s Schedule 14A with the SEC on April 11, 2017 and incorporated herein by reference).

(a) (7) Press Release dated August 21, 2017 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed August 21, 2017 and incorporated herein by reference).

(c) (1) Opinion of Lazard Frères & Co. LLC (incorporated herein by reference to Annex B of the Proxy Statement).

(c) (2) Discussion Materials, dated April 10, 2017, of Lazard Frères & Co. LLC to the Special Committee (previously filed on May 22, 2017).

(d) (1) Agreement and Plan of Merger, dated April 10, 2017, by and among the Company, Tahoe Investment Group Co., Ltd., THAIHOT Investment Company Limited. THAIHOT Investment Company US Limited and Alliance Healthcare Services Merger Sub Limited (incorporated herein by reference to Annex A of the Proxy Statement).

(d) (2) Rollover and Support Agreement, dated as of April 10, 2017, by and among the Company, Tahoe Investment Group Co., Ltd., THAIHOT Investment Company Limited, THAIHOT Investment Company US Limited and Mr. Qisen Huang (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed April 11, 2017 and incorporated herein by reference).

(d) (3) Governance, Voting and Standstill Agreement, dated March 29, 2016, by and among the Company, Tahoe Investment Group Co., Ltd. (formerly Fujian Thai Hot Investment Co., Ltd.) and THAIHOT Investment Company Limited (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-16609) with the SEC on March 29, 2016 and incorporated herein by reference).

(d) (4) Registration Rights Agreement, dated as of November 2, 1999, by and among the Company (formerly Alliance Imaging, Inc.), Viewer Holdings LLC, Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P. and Apollo (U.K.) Partners III (filed as Exhibit 10.24 to the Company’s Registration Statement on Form S-4 (File No. 333-60682), filed with the SEC on May 10, 2001 and incorporated herein by reference).

(d) (5) Assignment and Assumption Agreement, dated March 29, 2016, to the Registration Rights Agreement, dated November 2, 1999 by and among the Company, Tahoe Investment Group Co., Ltd. (formerly Fujian Thai Hot Investment Co., Ltd.), THAIHOT Investment Company Limited and the Stockholders (as defined therein), (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-16609), filed with the SEC on March 29, 2016 and incorporated herein by reference).

(d) (6) Stock Purchase Agreement, dated September 16, 2015, by and among Tahoe Investment Group Co., Ltd. and the Sellers (as defined therein) (filed as Exhibit 2 to the Schedule 13D (File No. 005-39485), filed by Fujian Thai Hot Investment Co., Ltd. with the SEC on April 8, 2016 and incorporated herein by reference).

(d) (7) Amendment No. 1 to the Stock Purchase Agreement (above at (d) (6)), dated January 5, 2016, by and among Tahoe Investment Group Co., Ltd. and the Sellers (as defined therein) (filed as Exhibit 3 to the Schedule 13D/A (File No. 005-39485), filed by Fujian Thai Hot Investment Co., Ltd. with the SEC on April 8, 2016 and incorporated herein by reference).

(d) (8) Amendment No. 2 to the Stock Purchase Agreement (above at (d) (6)), dated January 22, 2016, by and among Tahoe Investment Group Co., Ltd. and the Sellers (as defined therein) (filed as Exhibit 4 to the Schedule 13D/A (File No. 005-39485), filed by Fujian Thai Hot Investment Co., Ltd. with the SEC on April 8, 2016 and incorporated herein by reference).

(f) General Corporation Law of the State of Delaware Section 262 — Appraisal Rights (incorporated herein by reference to Annex C of the Proxy Statement).

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 21, 2017

ALLIANCE HEALTHCARE SERVICES, INC.

By:	/s/ Percy C. Tomlinson
Name:	Percy C. Tomlinson
Title:	President and Chief Executive Officer

THAIHOT INVESTMENT (HONG KONG) COMPANY LIMITED

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Director

TAHOE INVESTMENT GROUP CO., LTD.

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Chairman, Director

THAIHOT INVESTMENT COMPANY LIMITED

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Director

THAIHOT INVESTMENT COMPANY US LIMITED

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Director

QISEN HUANG

By:	/s/ Qisen Huang